                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


For the month of October 2002 (No. 2)

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 10556
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X    Form 40-F___
                                     -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes       No   X
                                ------    -------

     On October 30, 2002, the Registrant announced its financial results for the three months and nine months ended September 30, 2002. Attached hereto are the Registrant's unaudited condensed interim financial statements as of September 30, 2002 and for the three month and nine month periods then ended.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2002



                                                                       Page

              ACCOUNTANTS' REVIEW REPORT                                 1

              BALANCE SHEETS                                             2

              STATEMENTS OF OPERATIONS                                   3

              STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY               4

              STATEMENTS OF CASH FLOWS                                   5

              NOTES TO FINANCIAL STATEMENTS                            6-15

  The Board of Directors
  Tower Semiconductor Ltd.
  Migdal Ha'emek
 ---------------

  Gentlemen:

             Re:    Review of Unaudited Condensed Interim
                    Consolidated Financial Statements as of September 30, 2002
                    -----------------------------------------------------------

  At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and its subsidiary, as follows:

     -    Balance sheet as of September 30, 2002.

     - Statements of operations for the nine months and three months ended September 30, 2002.

     - Statement of changes in shareholders' equity for the nine months ended September 30, 2002.

     -    Statement of cash flows for the nine months ended September 30, 2002.

  Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

  Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

  In performing our review, nothing came to our attention which indicates that material adjustments are required to the interim financial statements for them to be deemed financial statements prepared in conformity with accounting principles generally accepted in Israel.

  Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of shareholders' equity and financial position as of September 30, 2002 to the extent summarized in Note 6.

  Respectfully submitted,

  Brightman Almagor & Co.
  Certified Public Accountants
  A member of Deloitte Touche Tohmatsu

  Tel Aviv, Israel
  October 30, 2002

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)

                                                                     September 30,        December 31,
                                                                    ---------------     ---------------
                                                                         2002                2001
                                                                    ---------------     ---------------
                                                                     (unaudited)
ASSETS

    CURRENT ASSETS
       Cash and cash equivalents                                     $   7,046           $  19,610
       Short-term interest-bearing deposits                             11,500              10,044
       Cash and short-term interest-bearing deposits
          designated for investments relating to Fab 2                  34,743               3,548
       Trade accounts receivable (net of allowance for
          doubtful accounts of $250 and $215, respectively)              5,082               3,321
       Other receivables                                                21,338              21,250
       Inventories                                                      10,085               8,428
       Other current assets                                              2,030               1,219
                                                                     ---------           ---------
             Total current assets                                       91,824              67,420
                                                                     ---------           ---------

    LONG-TERM INVESTMENTS
       Long-term interest-bearing deposits
          designated for investments relating to Fab 2                  11,544                --
       Other long-term investment                                        6,000               6,000
                                                                     ---------           ---------
                                                                        17,544               6,000
                                                                     ---------           ---------

    PROPERTY AND EQUIPMENT, NET                                        435,485             340,724
                                                                     ---------           ---------

    OTHER ASSETS                                                        84,913              57,910
                                                                     ---------           ---------

             TOTAL ASSETS                                            $ 629,766           $ 472,054
                                                                     =========           =========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       Short-term debt                                               $   4,000           $  14,000
       Trade accounts payable                                           54,559              64,484
       Other current liabilities                                         8,819               5,271
                                                                     ---------           ---------
             Total current liabilities                                  67,378              83,755

    LONG-TERM DEBT                                                     254,000             115,000

    CONVERTIBLE DEBENTURES                                              23,369                --

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                          32,578              17,910

    OTHER LONG-TERM LIABILITIES                                          5,332               2,584
                                                                     ---------           ---------
             Total liabilities                                         382,657             219,249
                                                                     ---------           ---------
    SHAREHOLDERS' EQUITY
       Ordinary shares, NIS 1 par value - authorized
          70,000,000 shares; issued 31,511,228 and
          26,297,102 shares, respectively                                8,537               7,448
       Additional paid-in capital                                      338,777             307,865
       Shareholder receivables and unearned compensation                   (74)               (195)
       Accumulated deficit                                             (91,059)            (53,241)
                                                                     ---------           ---------
                                                                       256,181             261,877
       Treasury stock, at cost - 1,300,000 shares                       (9,072)             (9,072)
                                                                     ---------           ---------
             Total shareholders' equity                                247,109             252,805
                                                                     ---------           ---------
             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $ 629,766           $ 472,054
                                                                     =========           =========


See notes to condensed interim consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
          (dollars in thousands, except share data and per share data)

                                                   Nine months ended          Three months ended
                                                     September 30,               September 30,
                                                   -----------------          ------------------
                                                  2002          2001          2002          2001
                                                  ----          ----          ----          ----
SALES                                          $ 36,229      $ 43,539      $ 16,187      $  9,913

COST OF SALES                                    49,956        62,126        21,078        18,124
                                                 ------        ------        ------        ------

       GROSS LOSS                               (13,727)      (18,587)       (4,891)       (8,211)
                                                -------       -------        ------        ------

OPERATING COSTS AND EXPENSES

     Research and development                    10,184         6,843         3,642         2,419
     Marketing, general and administrative       11,807        11,263         4,680         3,464
                                                 ------        ------         -----         -----

                                                 21,991        18,106         8,322         5,883
                                                 ------        ------         -----         -----

       OPERATING LOSS                           (35,718)      (36,693)      (13,213)      (14,094)

FINANCING INCOME (EXPENSE), NET                  (2,100)        1,866        (1,300)          136

OTHER INCOME, NET                                  --           5,576          --           1,539
                                                --------        -----       -------         -----

             LOSS FOR THE PERIOD               $(37,818)     $(29,251)     $(14,513)     $(12,419)
                                               ========      ========      ========      ========




BASIC LOSS PER ORDINARY SHARE

     Loss per share                            $  (1.34)     $  (1.53)     $  (0.48)     $  (0.60)
                                               ========      ========      ========      ========

     Loss used to compute
        basic loss per share                   $(37,818)     $(29,155)     $(14,513)     $(12,419)
                                               ========      ========      ========      ========

     Weighted average number of ordinary
       shares outstanding - in thousands         28,129        19,099        30,211        20,783
                                                 ======        ======        ======        ======

See notes to condensed interim consolidated financial statements.

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                  (UNAUDITED)
          (dollars in thousands, except share data and per share data)


                                                                                  Shareholder
                                                                                  receivables
                                              Ordinary shares       Additional        and
                                              ---------------        paid-in       unearned    Accumulated    Treasury
                                          Shares         Amount      capital     compensation    deficit       stock        Total
                                          --------------------       -------     ------------    -------       -------      -----
     BALANCE - JANUARY 1, 2002          26,297,102   $    7,448   $  307,865   $     (195)   $  (53,241)       (9,072)   $  252,805
Issuance of shares,
   net of related costs                  5,214,126        1,089       30,912         --            --            --          32,001
Amortization of unearned compensation         --           --           --            121          --            --             121
Loss for the period                           --           --           --           --         (37,818)         --        (37,818)
                                        ----------    ---------    ---------    ---------     ---------         -----     ---------
     BALANCE - SEPTEMBER 30, 2002       31,511,228   $    8,537   $  338,777   $      (74)   $  (91,059)       (9,072)   $  247,109
                                        ==========   ==========   ==========   ==========    ==========        ======    ==========





See notes to condensed interim consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
          (dollars in thousands, except share data and per share data)

                                                                                          Nine months ended
                                                                                             September 30,
                                                                                          -----------------
                                                                                         2002           2001
                                                                                         ----           ----
CASH FLOWS - OPERATING ACTIVITIES
    Loss for the period                                                              $ (37,818)      $ (29,251)
    Adjustments to reconcile loss for the period
      to net cash provided by (used in) operating activities:
        Income and expense items not involving cash flows:
          Depreciation and amortization                                                 14,402          16,673
          Other income, net                                                               --            (5,576)
        Changes in assets and liabilities:
          Decrease (increase) in trade accounts receivable                              (1,761)          6,800
          Decrease (increase) in other receivables and other current assets             (1,852)          1,717
          Decrease (increase) in inventories                                               (92)          6,041
          Increase (decrease) in trade accounts payable                                  4,453          (4,985)
          Increase (decrease) in other current liabilities                               3,520            (446)
          Increase in other long-term liabilities                                        2,748             642
                                                                                         -----             ---

                                                                                       (16,400)         (8,385)
          Increase in long-term liability
            in respect of customers' advances                                           14,668          17,910
                                                                                        ------          ------
            Net cash provided by (used in) operating activities                         (1,732)          9,525
                                                                                        ------          ------

CASH FLOWS - INVESTING ACTIVITIES

    Increase in cash, short-term and long-term interest-bearing
      deposits designated for investments relating to Fab 2                            (42,739)        (42,671)
    Investments in property and equipment                                             (149,790)       (198,606)
    Investment grants received                                                          25,305          36,601
    Proceeds from sale of equipment                                                       --               302
    Investments in other assets                                                        (24,356)        (26,966)
    Increase in deposits, net                                                           (1,456)         (5,976)
    Proceeds from sale of  long-term investments                                          --             7,555
                                                                                      --------        --------
            Net cash used in investing activities                                     (193,036)       (229,761)
                                                                                      --------        --------

CASH FLOWS - FINANCING ACTIVITIES

    Proceeds from issuance of shares, net                                               31,664          99,004
    Proceeds from exercise of share options                                               --               272
    Proceeds on account of share capital                                                  --            53,733
    Proceeds from exercise of a warrant                                                   --                10
    Increase (decrease) in short-term debt                                             (10,000)         10,000
    Repayment of long-term debt                                                         (3,000)        (14,064)
    Proceeds from long-term debt                                                       142,000          82,000
    Proceeds from sale of securities, net                                               21,540            --
                                                                                       -------         -------
            Net cash provided by financing activities                                  182,204         230,955
                                                                                       -------         -------


        INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               (12,564)         10,719
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                         19,610          10,262
                                                                                        ------          ------

        CASH AND CASH EQUIVALENTS - END OF PERIOD                                    $   7,046       $  20,981
                                                                                     =========       =========

NON-CASH ACTIVITIES

    Investments in property and equipment                                            $  29,015       $  78,654
                                                                                     =========       =========
    Exercise of a warrant                                                                            $   9,990
                                                                                                     =========
    Stock-based compensation related to
      the Facility Agreement with the Banks                                                          $   5,129
                                                                                                     =========
    Investments in other assets                                                      $   3,716       $   1,812
                                                                                     =========       =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    Cash paid during the period for interest                                         $   8,296       $   1,532
                                                                                     =========       =========
    Cash paid during the period for income taxes                                     $      91       $   1,770
                                                                                     =========       =========

See notes to condensed interim consolidated financial statements.

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
          (dollars in thousands, except share data and per share data)


NOTE 1 - BASIS OF PRESENTATION

     A. The unaudited condensed interim consolidated financial statements as of September 30, 2002 and for the nine months and three months then ended ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and subsidiary should be read in conjunction with the audited consolidated financial statements of the Company and subsidiary as of December 31, 2001 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the results for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

     B. The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, which, as applicable to these interim financial statements, are identical in all material respects to GAAP in the United States of America ("U.S. GAAP"), except as indicated in Note 6.

          The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements.

     C.   Establishment of New Fabrication Facility

          In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. The Company entered into several related agreements and arrangements in connection with Fab 2, including agreements and other arrangements with technology and Wafer Partners, Equity Investors, the Company's Banks and the government of Israel. The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning such agreements, risks and uncertainties, see Note 4 below and Note 16A to the 2001 audited consolidated financial statements. For details concerning non-capitalizable expenses and cash flows used in operating activities relating to Fab 2, see Note 4F below.

     D. Certain amounts in prior periods' financial statements have been reclassified in order to conform to the 2002 presentation.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
          (dollars in thousands, except share data and per share data)


     NOTE 2 - INVENTORIES

          Inventories consist of the following (*):

                                     September 30,         December 31,
                                         2002                 2001
                                         ----                 ----
                                     (unaudited)

Raw materials                          $ 4,163               $ 2,739
Spare parts and supplies                 3,475                 3,216
Work in process                          2,260                 1,673
Finished goods                             187                   800
                                       -------               -------
                                       $10,085               $ 8,428
                                       =======               =======

(*) Net of write-downs to net realizable value of $317 and $412 as of September 30, 2002 and December 31, 2001, respectively.

NOTE 3 - MAJOR CUSTOMERS

     Sales to major customers as a percentage of total sales were as follows:


                                    Nine months ended
                                      September 30,
                                 2002              2001
                                 ----              ----
                                      (unaudited)

Customer A                        31%               29%
Customer B                        15                18
Customer C                        11                --
Other customers (*)               18                29

(*) Represents sales to four different customers each of whom accounted for between 2% and 8% of sales during the nine months ended September 30, 2002, and to five customers (3%-8%) during the nine months ended September 30, 2001.

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2

     A.   Amendment to the Wafer Partner and Equity Investor Agreements

          Through April 2002, the Company, its Fab 2 Wafer Partners and the Equity Investors entered into amendments to their agreements with the Company under terms described below, to provide for the acceleration of the Fab 2 Third Milestone and Fourth Milestone scheduled installment payments, each in the aggregate amount of $44,736. Pursuant to these amendments the following investments were made:

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
          (dollars in thousands, except share data and per share data)


NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

     A.   Amendment to the Wafer Partner and Equity Investor Agreements (cont.)

          (1) Towards the Third Milestone: During the second quarter of 2002, the Wafer Partners invested in the Company an aggregate of $36,669, of which $22,001 was credited as paid in capital in consideration for an aggregate of 3,571,657 Ordinary Shares of the Company, and $14,668 was established as long-term customer advances; and the Equity Investors invested an aggregate of $8,067 in consideration for the purchase of 1,309,524 Ordinary Shares of the Company.

          (2) Towards the Fourth Milestone: In October 2002, the Wafer Partners invested in the Company an aggregate of $36,669, of which $22,001 was credited as paid in capital in consideration for an aggregate of 4,482,763 Ordinary Shares of the Company, and $14,668 was established as long-term customer advances; and the Equity Investors invested an aggregate of $8,067 in consideration for the purchase of 1,643,577 Ordinary Shares of the Company.

          According to the amendments, the Wafer Partners and the Equity Investors undertook to advance both their Third and Fourth Milestone installment payments, prior to their achievement. In consideration for their investment the Wafer Partners and the Equity Investors were issued fully-paid Ordinary Shares of the Company equivalent to 60% and 100%, respectively, of the aggregate amount invested by them. The remaining 40% of the advanced payments made by the Wafer Partners was established as long-term customer advances to be credited, in general, against future purchases by them. Under the amendments, Ordinary Shares issued in consideration for the accelerated installments are based on the lower of the average trading price for the Ordinary Shares during the 30 consecutive trading days preceding the date of any actual payment and $12.50.

     B.   Amendments to the Fab 2 Facility Agreement

          According to the Facility Agreement with its banks, as amended during 2002, the Company is obligated to raise, by the end of 2003, $144,000 from specified financial sources, other than the already committed funds by the Wafer Partners and Equity Investors, as follows: by October 31, 2002, an aggregate of $76,000, which has been already raised to date; by the end of 2002, an aggregate of $110,000; and by the end of 2003 an aggregate of $144,000. According to the Facility Agreement, raising these amounts by the dates stated is a material provision.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
          (dollars in thousands, except share data and per share data)


NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

     B.   Amendments to the Fab 2 Facility Agreement (cont.)

          Pursuant to the amendments made during 2002, the banks agreed that the Company may attribute up to $40,000 to be invested by the existing Wafer Partners and Equity Investors by no later than July 31, 2002 on account of the Third Milestone, to the April and June 2002 funding milestones, provided that the Company raised $35,000 from other specified financial sources by no later than October 31, 2002. Accordingly, the Company attributed $40,000 out of the $44,736 invested in the second quarter of 2002 by the Wafer Partners and Equity Investors (see paragraph A.(1) above) towards the April and June 2002 funding milestones from the other specified financial sources.

          The Company achieved the October 2002 funding milestone in October 2002 through $20,492 raised from a rights offering (see 5C below), $4,950 from proceeds paid under a technology agreement and a $15,000 investment made by OTPP (see D below).

     C.   New Technology Agreements

          (1) In May 2002, the Company entered into a joint development and royalty-free, non-exclusive cross-license agreement with a Japanese semiconductor manufacturer corporation, for the joint development of certain technology to be used by the Company in its Fab 2 and by the Japanese manufacturer in its facilities. The agreement calls for certain amounts to be paid by the Japanese manufacturer to the Company following the signing of the agreement and subject to achievement of certain milestones, through a period ending 2005. Pursuant to the agreement, the Japanese manufacturer may allocate, subject to certain conditions stipulated in the agreement, part or all of the second half of the total amounts paid by it to the Company as long-term customer advances to be applied against future purchases made by the Japanese manufacturer through 2007.

          (2) In September 2002, the Company entered into a non-exclusive technology transfer, development and licensing agreement with Motorola Inc. ("Motorola"), a U.S. corporation. This agreement provides for the transfer by Motorola to the Company of existing and newly developed version of advanced semiconductor manufacturing process technologies to be installed in Fab 2, and for the provision by Motorola of related technology transfer assistance, all in exchange for certain fees for patent and other intellectual property licenses, technology transfer and development, technical assistance and ongoing royalties based on sales of products manufactured in Fab 2 with the transferred technology. Subject to prior termination for cause by Motorola, the licenses under the agreement are perpetual.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
          (dollars in thousands, except share data and per share data)


NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

     D.   New Equity Investor

          In July 2002, the Company entered into a definitive agreement with the Ontario Teachers' Pension Plan Board ("OTPP") for an investment, which was fully paid in October 2002, of $15,000 in the Company's equity in consideration for 3,000,000 Ordinary Shares of the Company for $5.00 per share (the same as the subscription price per right in the rights offering described in Note 5C below), and a warrant, exercisable for a four-year period, to purchase an additional 1,350,000 Ordinary Shares of the Company, at an exercise price of $7.50 per share (subject to customary adjustments). Pursuant to the agreement, OTPP may not sell these securities for a period of nine months from the closing date of the agreement (October 2002).

     E.   Other Agreements

          Through September 30, 2002 the Company had entered into several additional agreements related mainly to the construction, equipping and transfer of technology for Fab 2. The Company's aggregate commitment in connection with these agreements as of such date amounted to $153,788. Some of the agreements provide for cancellation fees, subject to certain provisions and cancellation schedules in such agreements.

     F. Non-Capitalizable Expenses and Operating Activities Cash Flows in Connection with Fab 2

          In connection with establishing Fab 2, the Company incurred during the nine-month period ended September 30, 2002 non-capitalizable expenses in the amount of $19,383, of which $11,447 was included in cost of sales and $7,936 was included in marketing, general and administrative (during the corresponding period - $8,596, $3,323 and $5,273, respectively). During the three-month period ended September 30, 2002, non-capitalizable expenses amounted to $11,169 of which $7,821 was included in cost of sales and $3,348 was included in marketing, general and administrative (during the corresponding period - $3,320, $1,479 and $1,841, respectively).

          Net cash used in operating activities during the nine-month period ended September 30, 2002 (excluding $14,668 increase in connection with long-term liability in respect of customers' advances) was $16,400. That amount includes net cash out flows in the amount of $17,253 attributable to the establishing of Fab 2.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
          (dollars in thousands, except share data and per share data)


NOTE 5 - OTHER RECENT DEVELOPMENTS

     A.   Sale of Securities

          On January 22, 2002, the Company issued, based on a prospectus published on January 15, 2002 in Israel, the following securities, which are listed on the Tel Aviv Stock Exchange, for initial proceeds of approximately $23,200. Costs in relation to the prospectus and the issuance of the securities were approximately $1,750.

          (1) Convertible Debentures - 110,579,800 convertible debentures each of which is of NIS 1.00 in principal amount. The debentures were issued at discount of 96% of their par value. Each debenture is linked to the Israeli Consumer Price Index ("CPI") and bears annual interest at the rate of 4.7%, payable on January 20 of each year commencing on January 20, 2003. The principal on the debentures is payable in four installments on January 20 of each year between 2006 and 2009. The debentures may be converted until December 31, 2008 into Ordinary Shares, at a conversion rate of one Ordinary Share per each NIS 41.00 ($8.41) amount of the debentures (subject to customary adjustments). The effective rate of interest on the convertible debentures, taking into account the initial proceeds net of the discount and the related issuance costs, is 7.26%. For US GAAP purposes, which requires taking into account, in addition to the discount and the related issuance costs, amounts attributed to the options described below, the effective rate of interest on the convertible debentures is 9.88%.

          (2) Options (Series 1) - 2,211,596 options (Series 1) for no consideration. Each option (Series 1) is exercisable into one Ordinary Share of the Company until January 20, 2006 for an exercise price of NIS 39 (subject to customary adjustments), linked to the CPI (as of September 30, 2002 - NIS 41.57, $8.53.

          (3) Options (Series A) - 552,899 options (Series A) for no consideration, to purchase additional debentures. These options, none of which were exercised, expired in March 2002.

          Subject to certain conditions, the Company may, commencing in July 2005, announce the early redemption of the debentures or part thereof, provided that the sum of the last payment on account of the principal shall be no less than approximately $700.

          If on a payment date of the principal or interest on the debentures there exists an infringement of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
          (dollars in thousands, except share data and per share data)


NOTE 5 - OTHER RECENT DEVELOPMENTS (cont.)

     A.   Sale of Securities (cont.)

          Pursuant to a covenant in the Facility Agreement, the Company deposited 50% of the principal amount (net of discounts) of the unconverted convertible debentures (approximately $11,600 as of the balance sheet date) in favor of the banks as security for payment of the amounts the Company owes the banks. The said amount may be released only as provided in the Facility Agreement, including payments of interest on account of the convertible debentures.

          The debentures are unsecured and rank behind the Company's existing and future secured indebtedness to the banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company receives under the Fab 2 approved enterprise program.

          See Note 6D for the effect of the accounting treatment under U.S. GAAP on this sale of securities.

     B.   Share Option Plans

          In the framework of the Company's Board of Directors resolution to increase the total number of options available for grant under all the Company's share option plans by an amount equal, in general, to 4% of the outstanding Ordinary Shares of the Company at the beginning of each year, 999,884 options were added to the Company's share option plans. Of that amount 812,974 options were granted to certain employees during the nine-month period ended September 30, 2002. The options were granted at an average exercise price of approximately $5.89, the market price of the Company's shares on the dates of grant. Options granted may not be exercisable beyond ten years from their grant date, and become vested over a four-year period according to various vesting schedules.

     C.   Rights Offering

          In October 2002 the Company issued, based on a right offering prospectus for the distribution of transferable rights published in September 2002 in Israel and in the U.S., 4,098,365 Ordinary Shares of the Company and 1,844,262 warrants to purchase Ordinary Shares of the Company, in consideration for an aggregate of immediate proceeds of $20,492. Of these amounts, 4,086,038 Ordinary Shares and 1,838,715 warrants were issued to Wafer Partners and Equity Investors in consideration for an aggregate of $20,430. Each warrant may be exercised for the purchase of one Ordinary Share at an exercise price of $7.50 for a period ending on October 31, 2006. The securities issued are listed on the NASDAQ and the Tel Aviv Stock Exchange. Costs in relation to the prospectus and the issuance of the securities were approximately $1,000.

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
          (dollars in thousands, except share data and per share data)

NOTE 5 - OTHER RECENT DEVELOPMENTS (cont.)

     C.   Rights Offering (cont.)

          The rights were distributed to shareholders of the Company and employees, who held options entitling them to participate in the rights offering. Each recipient received one right for each 4.94 Ordinary Shares or employee options that he held on September 30, 2002 (the record date). Each full right entitled the recipient to purchase, at a subscription price of $5.00, one Ordinary Share and 0.45 of a warrant

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

     With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See E below for the presentation of the Company's unaudited balance sheet as of September 30, 2002 in accordance with U.S. GAAP.

     A. Presentation of Cash and Short-Term Interest-Bearing Deposits Designated for Investments Relating to Fab 2

          In accordance with U.S. GAAP, cash and short-term interest-bearing deposits designated for investments relating to Fab 2 should be excluded from current assets and presented separately as a non-current asset. Accordingly, $34,743 and $11,544 were reclassified, respectively, from current assets and long-term investments to a long-term asset.

     B.   Hedging Activities in accordance with U.S. GAAP (SFAS 133)

          Complying with SFAS 133 and SFAS 138 and the related interpretations thereon with respect to the Company's hedging transactions as of September 30, 2002 would have resulted in: an increase in the Company's current liabilities in the amount of $13,339, an increase in other comprehensive loss for the nine months ended September 30, 2002 in the net amount of $11,261; and in a decrease of $6,091 in property and equipment, net as of September 30, 2002.

     C.   Presentation of Net Long-Term Liabilities in Respect of Employees

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset. Accordingly, an amount of $11,374 was reclassified from other long-term liabilities to long-term investments.

     D.   Sale of Securities

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities described in Note 5A are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance, would have resulted in an increase in shareholders' equity in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures in the amount of $2,559. The effect of the U.S. GAAP application on the convertible debentures' discount amortization for the nine-month period ended September 30, 2002 is immaterial.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
          (dollars in thousands, except share data and per share data)


NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     E.   Balance Sheet in Accordance with U.S. GAAP

          Following are the condensed consolidated balance sheets in accordance with U.S. GAAP:

                                                  September 30,     December 31,
                                                     2002              2001
                                                     ----              ----
                                                  (unaudited)

Current assets                                     $ 57,081         $ 63,872

Long-term investments                                17,374           16,334

Property and equipment, net                         429,394          336,160

Other assets                                         84,717           57,910

Cash, short-term and long-term interest-
    bearing deposits designated for
    investments relating to Fab 2                    46,287            3,548
                                                     ------            -----

    Total assets                                    634,853          477,824
                                                    =======          =======


Current liabilities                                  80,717           87,360

Long-term debt                                      254,000          115,000

Convertible debentures                               20,810               --

Long-term liability
    in respect of customers' advances                32,578           17,910

Other long-term liabilities                          16,706           12,918

Shareholders' equity (*)                            230,042          244,636
                                                    -------          -------

    Total liabilities and shareholders' equity     $634,853         $477,824
                                                   ========         ========


(*) The balance as of September 30, 2002 includes accumulated other comprehensive loss of $19,460 and net proceeds on account of options (Series 1) in the amount of $2,363 (see also D above); as of December 31, 2001 - accumulated other comprehensive loss of $8,199.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
          (dollars in thousands, except share data and per share data)


NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)


     F.   Statements of Operations in Accordance with U.S. GAAP

          Complying with SFAS 133 and SFAS 138 (B above) and APB 14 (D above) would not have resulted in a material change in the Company's loss for the nine-month period ended September 30, 2002.

     G.   Loss Per Share in Accordance with U.S. GAAP (SFAS 128)

          In accordance with U.S. GAAP (SFAS 128), including the implementation of SFAS 133 and SFAS 138 and APB 14 as described in F above, the basic and diluted loss per share for the nine-month and three-month periods ended September 30, 2002 would be $1.34 and $0.48, respectively.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TOWER SEMICONDUCTOR LTD.



Date: October 31, 2002                 By:    /S/RAFAEL LEVIN
                                          --------------------------------------

                                       Name:  Rafael Levin
                                       Title:  Co-Chief Executive Officer